UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

HF BANCORP, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

403910102
(CUSIP Number)


MITCHELL J. KATZ
555 MADISON AVENUE, 22ND FLOOR
NEW YORK, NEW YORK  10022
 (212) 980-4850
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


JULY 7, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
(b)(3) or (4), check the following box. o.

Check the following box if a fee is being paid with the statement
x. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





SCHEDULE 13D

CUSIP No.  403910102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.

    Endeavour Capital Partners, L.P.		13-3744283

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP 	(a) o
                                                           					 	(b) x

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
                         WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEMS 2 (d) or 2 (e)                            			o

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA, 555 Madison Avenue, New York, NY 10022

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER        0

8.   SHARED VOTING POWER     333,000

9.   SOLE DISPOSITIVE POWER   0

10.  SHARED DISPOSITIVE POWER      333,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
						333,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN  SHARES                                     					  o

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.26%

14.  TYPE OF REPORTING PERSON
     PN


SCHEDULE 13D

CUSIP No.  403910102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.

	Mitchell J. Katz			###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP 	(a) o
                                                           					 	(b) x

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
                         WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEMS 2 (d) or 2 (e)                            			o

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER       1,000

8.   SHARED VOTING POWER     333,000

9.   SOLE DISPOSITIVE POWER   1,000

10.  SHARED DISPOSITIVE POWER      333,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
					334,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN  SHARES                                     					  o

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.28%

14.  TYPE OF REPORTING PERSON
          IN


SCHEDULE 13D

CUSIP No.  403910102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.

	Laurence M. Austin					###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP 	(a) o
                                                           					 	(b) x

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
                         WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEMS 2 (d) or 2 (e)                            			o

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER       0

8.   SHARED VOTING POWER     333,000

9.   SOLE DISPOSITIVE POWER   0

10.  SHARED DISPOSITIVE POWER      333,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
					333,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN  SHARES                                     					  o

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.26%

14.  TYPE OF REPORTING PERSON
          IN


Item 1.  Security and Issuer

This statement relates to the common stock, $.01 par value (the
"Common Stock") of HF Bancorp. The Company's principal executive offices are located at 445 E. Florida Avenue, Hemet, CA 92543.


Item 2.  Identity and Background
(a)  This Schedule is being filed on behalf of Endeavour Capital
Partners L.P., a New York limited partnership, Mitchell J. Katz, an individual who is a general partner of Endeavour Capital Partners L.P., and Laurence M. Austin, an individual who is a general partner of Endeavour Capital Partners L.P. (Endeavour Capital Partners L.P., Mitchell J. Katz and Laurence M. Austin may hereinafter be collectively referred to as the "Reporting Persons").

(b), (c) and (f) Endeavour Capital Partners L.P. is a limited partnership with an address of: 555 Madison Avenue - 22nd Floor, New York,
New York 10022. Endeavour Capital Partners L.P. is a privately owned investment partnership whose principal business is to invest, reinvest, and trade in securities, commodities, other financial instruments and rights and options related thereto.

Mitchell J. Katz, with a business address of 555 Madison Avenue,
22nd Floor, New York, New York 10022, is a United States citizen, whose principal occupation is a general partner of Endeavour Capital Partners L.P.

Laurence M. Austin, with a business address of 555 Madison Avenue,
22nd Floor, New York, New York 10022, is a United States citizen, whose principal occupation is a general partner of Endeavour Capital Partners L.P.


(d) None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons during the past five years were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Considerations.
The source of funds used by Endeavour Capital Partners L.P. to purchase the 333,000 shares of the securities of the Issuer was working capital in the approximately amount of $3,424,387. Such working capital was provided by capital contributions of partners and internally generated funds. All securities acquired were by purchase in open market transactions.


Item 4.  Purpose of the Transaction
For each of the Reporting Persons, the purpose of the acquisition of securities of the Issuer is investment. None of the Reporting
Persons has plans or proposals which relates to or would result in any of the action enumerated in Item 4 of the instructions to
Schedule 13D


Item 5.  Interest in Securities of the Issuer.
(a) Endeavour Capital Partners L.P. is the beneficial owner of 333,000 shares (5.26%) of Common Stock of the Issuer. All such shares were acquired in open market transactions by the Partnership entered into on or before July 1, 1998, at prices ranging from $8.252 per share to $18.133 per share resulting in an average purchase price of approximately $10.284 per share.

Mitchell J. Katz is deemed to be the beneficial owner of 333,000 shares (5.26%) of the Common Stock of the Issuer through his position as a general partner of Endeavour Capital Partners L.P. Mitchell J. Katz beneficially owns 1,000 shares of the Common Stock of the Issuer other than through his position as a general partner of Endeavour Capital Partners L.P.

Laurence M. Austin is deemed to be the beneficial owner of 333,000 shares (5.26%) of the Common Stock of the Issuer through his position as a general partner of Endeavour Capital Partners L.P. Laurence M. Austin does not beneficially own any Common
Stock of the Issuer other than through his position as a general partner of Endeavour Capital Partners L.P.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Based on information received by the Issuer, there are believed to be 6,331,206 shares of Common Stock of the Issuer outstanding.


(b) The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common
Stock of the Issuer that they currently beneficially own.


(c) The transactions in the Issuer's Common Stock which have been effected during the past 60 days by the Reporting Persons are listed in Exhibit A attached hereto and made a part hereof.

(d)  Not applicable.

(e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.
None.


Item 7.  Material to be Filed as Exhibits.
Attached hereto as Exhibit A is a description of the transactions in the Common Stock of the Issuer that were effected by the Reporting Persons in the past 60 days.


Signature
The undersigned, after reasonable inquiry and to the best of its knowledge and belief, I certifies that the information set forth in this statement, as amended, is true, complete and correct.

Date:  July 1, 1998

ENDEAVOUR CAPITAL PARTNERS L.P.


By:  /s/ Mitchell J. Katz,
a General Partner

      /s/ Mitchell J. Katz,
a General Partner

    /s/ Laurence M. Austin,
a General Partner


EXHIBIT A
Transaction Record

Endeavour Capital Partners L.P. Purchase of Common Stock of
HF Bancorp, Inc.

			Market
Trade Date		Price/Share		Quantity
06/10/98		17.5000		6,000
06/11/98		17.5625		15,000
07/01/98		17.8125		20,000